cm

11020620

SEC... ...SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53346

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EKN FINANCIAL SERVICES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
201 OLD COUNTRY ROAD - SUITE 101
(No. and Street)

MELVILLE (City) NY (State) 11747 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL BENVENUTO 516-396-1234
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LIEBMAN, GOLDBERG & HYMOWITZ, LLP
(Name – *if individual, state last, first, middle name*)

595 STEWART AVENUE - SUITE 420 (Address) GARDEN CITY (City) NY (State) 11530 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 04 2011
03 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, THOMAS GIUGLIANO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EKN FINANCIAL SERVICES, INC, as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RICHARD R. BORGNER
Notary Public - State of New York
No. 01BO6090162
Qualified in Nassau County
My Commission Expires 04/07/2011

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EKN FINANCIAL SERVICES INC.

For the year ended December 31, 2010

CONTENTS

LIEBMAN GOLDBERG & HYMOWITZ LLP
Certified Public Accountants
595 Stewart Avenue, Suite 420
Garden City, New York 11530
Tel (516) 228-6600
Fax (516) 228-6664

Independent Auditors' Report

Board of Directors
EKN Financial Services Inc.

We have audited the accompanying statement of financial condition of EKN Financial Services Inc. as of December 31, 2010, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EKN Financial Services Inc. as of December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 12-15 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Liebman Goldberg & Hymowitz LLP

Liebman Goldberg & Hymowitz, LLP
Garden City, New York

March 25, 2011

EKN FINANCIAL SERVICES INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

ASSETS

	Allowable	Non-Allowable	Total
Cash in bank	$ 111,201	$ 64,620	$ 175,821
Receivables from broker or dealers			
a. Clearance accounts	460,083	-	460,083
Securities owned at market value	65	-	65
Securities not readily marketable	-	4,508	4,508
Advances	-	1,131,629	1,131,629
Bradley Schnur Esquire PC escrow acct		630	630
Prepaid expenses	-	80,018	80,018
Security Deposits	-	5,181	5,181
Furniture & Fixtures (Net)	-	66,074	66,074
Cash value - life insurance	273,128	-	273,128
Total assets	$ 844,477	$ 1,352,660	$ 2,197,137

LIABILITIES AND STOCKHOLDERS' EQUITY

	Aggregate Indebtedness Liabilities	Nonaggregate Indebtedness Liabilities	Total
Liabilities:			
Bank loan payable	$ 100,000	$ -	$ 100,000
Notes and accounts payable, taxes and accrued expenses payable	462,677	91,000	553,677
Accrued commissions	256,387	-	256,387
Subordinated liabilities	-	316,000	316,000
Total liabilities	$ 819,064	$ 407,000	1,226,064
Commitments and Contingencies			
Stockholders' Equity:			
Common stock - $.01 par value; authorized 1,000 shares issued and outstanding 100 shares			1
Additional paid-in capital			3,423,357
Deficit			(2,452,285)
Total stockholders' equity			971,073
Total liabilities and stockholders' equity			$ 2,197,137

The accompanying notes are an integral part of these statements

EKN FINANCIAL SERVICES INC.

STATEMENT OF INCOME

For the year ended December 31, 2010

Revenues:		
Commission income	$ 7,839,783	
Trading and investment gains	19,896	
Consulting income	198,000	
Other income	1,394,713	
Interest income	139,727	
Total revenues		$ 9,592,119
Expenses:		
Commissions	4,805,118	
Salaries and related payroll taxes	724,582	
Arbitrations	25,684	
Professional fees	422,922	
Employee reimbursements	1,959	
Travel and entertainment	412,961	
Telephone	113,560	
Dues, regulatory and registration expenses	116,152	
Other administrative expenses	39,751	
Clearance and execution costs	698,625	
Maintenance and repairs	94,940	
Consulting	23,450	
Promotion	10,790	
Office expense	97,648	
Insurance	164,035	
Interest and bank charges	117,314	
Unemployment Insurance Costs	91,000	
Equipment rental	4,584	
Depreciation	3,111	
Auto expense	72,079	
Rent	182,794	
Utilities	12,780	
Total expenses		8,235,839
Income before provision for income taxes		1,356,280
Income tax expense		1,466
Net Income		$ 1,357,746

The accompanying notes are an integral part of these statements

EKN FINANCIAL SERVICES INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the year ended December 31, 2010

	Number of Shares	Common Stock	Convertible Preferred Stock	Additional paid-in Capital	(Deficit)	Total
Balance January 1, 2010	1,000	$ 1	331,000	$ 3,423,357	$ (3,810,031)	$ (55,673)
Dividend	-	-				-
Issuance	-	-			-	-
Cancellation Preferred Stock	-	-	(331,000)	-	-	(331,000)
Net income	-	-		-	1,357,746	1,357,746
Balance December 31, 2010	1,000	$ 1	$ -	$ 3,423,357	$ (2,452,285)	$ 971,073

The accompanying notes are an integral part of these statements

EKN FINANCIAL SERVICES INC.

STATEMENT OF CASH FLOWS

For the year ended December 31, 2010

Cash Flows from Operating Activities:	
Net Income	$ 1,357,746
Adjustments to reconcile net (loss) to net cash	
(used in) operating activities:	
Depreciation	3,111
(Increase) Decrease in Operating Assets:	
Receivables from brokers and dealers	(119,900)
Securities owned at market value	3,085
Securities not readily marketable	(4,471)
Prepaid expenses	(33,474)
Fixed assets	(69,185)
Cancellation of preferred stock	(331,000)
Advances	(913,640)
Cash value - life insurance	(1,932)
Escrow Acct	(630)
Increase (Decrease) in Operating Liabilities:	
Cash Overdraft	(19,145)
Accounts payable and accruals	223,660
Accrued commissions	131,596
Total adjustments	(1,131,925)
Net cash provided by operating activities	225,821
Cash Flows from Financing Activities:	
Decrease in subordinated debt	(50,000)
Net cash (used in) financing activities	(50,000)
Net increase in cash	175,821
Cash - beginning of year	-
Cash - end of year	$ 175,821
Supplemental Disclosures:	
Interest paid	$ 113,295
Taxes paid	$ 3,500

The accompanying notes are an integral part of these statements

Note 1 - Organization and Company Information:

EKN Financial Services Inc. (EKN) (The Company) had been organized on August 1, 2001. The Company is a broker-dealer, registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company does not hold funds or securities for, or owes any money or securities to customers and does not maintain accounts of, or for, customers. The agreement with the clearing broker requires the Company to assume the credit risk associated with customer transactions.

Note 2 - Summary of Significant Accounting Policies:

Nature of Business:

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses.

Securities Transactions:

Securities transactions (and related commission revenues and expenses) are recorded on a trade date basis.

Market Value of Securities:

Securities owned are stated at quoted market values with the resulting unrealized gains and losses reflected in the statement of operations. Securities not readily marketable are valued at fair value as determined by management.

Property and Equipment:

Property and equipment are reflected at cost. For financial reporting purposes, depreciation is computed using the straight-line method over the useful life of the asset while for income tax reporting, depreciation is computed using the Modified Accelerated Cost System (MACRS) over the statutorily prescribed recovery periods.

Maintenance and repairs, which neither materially add to nor appreciably prolong the life of the property, are charged to expense as they are incurred. Gains or losses on dispositions of property and equipment, as applicable, are included in income or expense.

Note 2 - Summary of Significant Accounting Policies (Continued):

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments:

Fair Value of Financial Instruments," requires disclosure of the fair value information, whether or not recognized in the balance sheet, where it is practicable to estimate that value.

Concentration of Credit Risk:

Financial instruments, which potentially expose the Company to concentrations of credit risk, consist primarily of cash and cash equivalents. The Company maintains some of its cash balances in accounts, which exceed federally insured limits. It has not experienced any losses to date resulting from this policy.

Note 3 - Receivable from and Deposit with Clearing Organization:

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The receivables from broker dealers and clearing organizations represents primarily cash held by the clearing organizations for commissions generated in December 2010 and received in January 2011. The deposit with the clearing organizations is required by the clearing agreement.

As stated in Note 2, the Company records securities transactions on a trade date basis. Further, the Company has agreed to indemnify its clearing organization for losses that the clearing organization may sustain from the customer accounts introduced by the Company.

Should a customer not fulfill his obligation on a trade date transaction through December 31, 2010, the Company may be required to buy or sell securities at prevailing market prices in the future on behalf of their customers. Subsequent to the balance sheet date, all unsettled trades at December 31, 2010 had been settled with no resulting liability to the Company.

The Company is engaged in various trading and brokerage activities whose counter parties include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party with which it conducts business.

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2010 consist of the following:

	Receivable	Payable
Receivable from clearing organizations	$ 460,083	$ 0
	$ 460,083	$ 0

Note 4 – Property and Equipment:

Property and equipment consists of the following:

		Years
Furniture and equipment	$ 121,234	5 – 7
Leasehold improvements	17,498	36
Total	138,732	
Less: accumulated depreciation and amortization	72,658	
	$ 66,074	

Depreciation expense for the year ended December 31, 2010 amounted to $3,111.

Note 5 - Income Taxes:

The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities were:

Deferred tax asset	
Net operating loss carryforward	$ 1,294,485
Less: valuation allowance	(1,294,485)
Net deferred tax asset	$ -
Deferred tax liability	$ -

The deferred income tax balances were comprised of the following

	For the year ended December 31, 2010
Income tax expense:	
Current tax:	
Federal	$ -
State	3,500
	3,500
Deferred:	
Federal	$ 453,070
State	77,669
Total	$ 530,739
Less: valuation allowance	(530,739)
Net deferred tax asset	$ -

Note 5 - Income Taxes (Continued):

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

Because of the historical earnings history of the Company, the net deferred tax assets have been fully offset by a 100% valuation allowance.

Note 6 - Securities not Readily Marketable:

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

Note 7 - Securities Owned, and Sold, Not Yet Purchased:

Marketable securities owned, and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	Owned	Sold, Not Yet Purchased
Corporate stocks	$ 65	$ 0
Municipal bonds	0	0
Options	0	0
	$ 65	$ 0

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

Note 8 - Net Capital Requirement:

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined. The Company has elected to use the basic method permitted by the rules, which require the Company to maintain minimum net capital equal to 6 2/3% of aggregate indebtedness (as defined). As of December 31, 2010, the Company's regulatory net capital was $25,403, which was $29,202 below the minimum required.

Note 9 – Commitments and Contingencies:

On or about November 11, 2008 an NASD arbitration panel awarded damages to the Company in the amount of $772,000 in full settlement of the EKN vs. Empire arbitration. The terms of the agreement called for $99,983 as a down payment on December 31, 2008 (received January 2, 2009) and seventy five thousand ($75,000) dollars on January 30, 2009. Subsequently payment of this balance was to commence March 2009 - fifty percent of the revenue derived by Empire from those accounts stipulated in the agreement. The Company received the down payment and the seventy five thousand dollars only and had to bring an action.

On February 22, 2010 the parties entered into a "so ordered" stipulation settling this matter which called for a payment on March 2, 2010 in the amount of $180,000 - which was received, and future payments from May 2, 2010 through May 2, 2011 aggregating to $320,000.

The Company has been named in several arbitrations pending before the FINRA Dispute Resolution Office. The Company has responded denying any liability in all cases and has requested hearings. These hearing are scheduled for summer 2010 through October 2010. Counsel for the Company has advised that the outcome of these hearings cannot be predicted. In addition, the Company is involved in various litigation that are pending. Counsel has advised that in certain cases motions have been filed and are pending and in one matter involving $36,000 a trial is to occur in summer of 2010.

The Company was also the subject of an inquiry initiated by the NASD in the summer of 2004 concerning whether certain NASD and SEC statutes and rules were violated in connection with record keeping, registration of an individual, participation in various PIPE transactions and a private placement. On or about September 18, 2006, the Company executed an acceptance, waiver and consent (AWC) with regards to the matter, which the NASD accepted on or about November 2006. The settlement requires the Company to pay a fine of $200,000, which the Company is paying in monthly installments between 24 and 48 months with interest at the rate of 11.25%. As of December 31, 2009, the balance due to the NASD amounted to $3,600.

On June 19, 2009 the Company entered into a stock purchase agreement. Pursuant to the aforementioned, the company was to receive $450,000 in exchange for 900 convertible preferred shares with a stated value of $500 per share. The preferred stock converts to common stock upon the third anniversary of the closing. The agreement called for a down payment of $275,000 against the purchase price which was acknowledged by the company that it had been received and that the remaining payments were to be paid over the following 120 days in increments of a minimum of $25,000. The purchaser, through the 120 period (October 19, 2009) funded only $331,000 leaving an unpaid balance of $119,000, resulting in a breach of the agreement. Based on the fact that they did not cure their delinquency, a letter dated February 24, 2010 notified them that the agreement between Xemex and EKN was null and void and the Company cancelled the preferred shares.

On February 18, 2011 the Company was notified by the FINRA examination staff for violations of NASD rules. The alleged violations were in connection with form filings, correspondence, institutional sales, materials, advertisements, supervisory controls and other related matters. In addition the company was cited on February 18, 2011 for a net capital deficiency as of November 17, 2010.

Supplemental Information

EKN FINANCIAL SERVICES INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

For the year ended December 31, 2010

Net Capital

Total ownership equity from statement of financial condition	$ 971,073
Add	
liabilities subordinated to claims of general creditors allowable in computation of net capital	407,000
Total	1,378,073
Deductions and/or charges	
total non-allowable assets from statement of financial condition	1,352,660
Net capital before adjustments for haircuts on securities positions and undue concentration	25,413
Adjustments	
Haircut on securities	-
Other Securities	(10)
Total adjustments	(10)
Net capital	$ 25,403
Minimum net capital	$ 54,605
Excess (deficiency) net capital	$ (29,202)
Aggregate indebtedness	$ 819,064
Percentage of aggregate indebtedness to net capital (819,064 ÷ 25,403)	3224%

See accountant's report.

EKN FINANCIAL SERVICES INC.

COMPUTATION OF DETERMINATION OF RESERVE

REQUIREMENTS PURSUANT TO RULE 15C3-3

DECEMBER 31, 2010

The Company has claimed exemption from Rule 15c3-3 based on the fact that all customer transactions are cleared through another broker dealer on a fully disclosed basis. In the opinion of the management of EKN Financial Services Inc., the conditions of the Company's exemption from rule 15c3-3 were complied with throughout the year ended December 31, 2010.

See accountant's report.

EKN FINANCIAL SERVICES INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

UNDER RULE 15C3-1 BETWEEN THE UNAUDITED

FOCUS REPORT AND THE AUDITED FOCUS REPORT

For the year ended December 31, 2010

Net capital per audited focus report		$	25,403
Net capital per unaudited focus report			81,172
Difference to be reconciled		$	(55,769)
Non allowable cash	64,620		
Increase Officer's Life Insurance	(1,932)		
Additional year end accruals	(6,919)		
		$	55,769

See accountant's report.

EKN FINANCIAL SERVICES INC.

STATEMENT OF CHANGES IN LIABILITIES

SUBORDINATED TO CLAIMS OF CREDITORS

For the year ended December 31, 2010

Subordinated loans - January 1, 2010	$	366,000
Decreases	$	(50,000)
Total subordinated loans - December 31, 2010	$	316,000

See accountant's report.

EKN FINANCIAL SERVICES INC.

FINANCIAL STATEMENTS
AND SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2010

with

INDEPENDENT AUDITORS' REPORT AND
REPORT ON INTERNAL CONTROL

EKN FINANCIAL SERVICES INC.

INDEPENDENT AUDITORS' REPORT

ON

INTERNAL ACCOUNTING CONTROL

FOR THE YEAR ENDED DECEMBER 31, 2010

LIEBMAN GOLDBERG & HYMOWITZ LLP
Certified Public Accountants
595 Stewart Avenue, Suite 420
Garden City, New York 11530

Tel (516) 228-6600
Fax (516) 228-6664

Board of Directors
EKN Financial Services Inc.

In planning and performing our audit of the financial statements and supplemental schedules of EKN Financial Services Inc. (the Company) as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis..

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Liebman Goldberg & Hymowitz LLP

Liebman Goldberg & Hymowitz LLP
Garden City, New York

March 25, 2011

EKN FINANCIAL SERVICES INC.

INDEPENDENT AUDITORS' REPORT

ON

SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION

FOR THE YEAR ENDED DECEMBER 31, 2010

LIEBMAN GOLDBERG & HYMOWITZ LLP
Certified Public Accountants
595 Stewart Avenue, Suite 420
Garden City, New York 11530

Tel (516) 228-6600
Fax (516) 228-6664

To the Board of Directors of EKN Financial Services Inc.
201 Old Country Road - Suite 101
Melville, NY 11747

In accordance with Rule 17-a-5(e)(4) under Securities Exchange Act of 1934, we have audited the Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, solely to assist you in compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). EKN Financial Services Inc.'s management is responsible for EKN Financial Services Inc.'s compliance with those requirements. Our audit was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and cancelled checks noting no differences.

2. Compared the amounts reported on the audited FormX-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers.

5. Payment schedule attached.

This report is intended solely for the information and use of Management Financial Industry Regulatory Authority, Inc. SIPC and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Liebman Goldberg & Hymowitz LLP

March 25, 2011

PAYMENT SCHEDULE

DATE	PAID TO	AMOUNT	MAILED TO:
7/29/10	SIPC	$9,855.62	P.O. Box 92185 Washington, DC 20090-2185
2/17/11	SIPC	$12,654.00	P.O. Box 92185 Washington, DC 20090-2185

EKN FINANCIAL SERVICES INC

BROKERAGE ■ ASSET MANAGEMENT ■ PRIVATE CLIENT SERVICES ■ INSTITUTIONAL SALES TRADING

April 1, 2011

United States Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: EKN Financial Services, Inc. (CRD #113525)
Certified Annual Audit

Dear Sir or Madam:

Please find enclosed two notarized copies of our Certified Annual Audit. Please feel free to contact this office if you have any questions regarding our filing.

Sincerely

Richard R. Borgner
Chief Compliance Officer

Enclosures

WORLDWIDE HEADQUARTERS: 201 OLD COUNTRY RD., SUITE 101 • MELVILLE, NEW YORK 11747
tel: 516.396.1234 888.391.1010 fax: 516.396.1289
web: www.eknstock.com